Mail Stop 0306

February 1, 2005



Via Facsimile and U.S. Mail

Mr. Ronald C. Foster
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
1768 Automation Parkway
San Jose, California 95131

	Re:	JDS Uniphase Corporation
		Form 10-K for the year ended June 30, 2004
      Filed September 16, 2004
		Form 8-K dated January 26, 2005
Response Letter dated December 30, 2004
      File No. 000-22874


Dear Mr. Foster:

      We have reviewed the above documents and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K dated January 26, 2005

1. We note your response to prior comment 9, which addressed presenting non-GAAP financial measures in the form of a non-GAAP condensed consolidated statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Form 8-K`s.
As indicated in our previous comment, if you continue to present non-
GAAP information, note that Item 12 of Form 8-K requires that disclosures "furnished" to the Commission include information that complies with the disclosure requirements of paragraph (e)(1)(i) of
Item 10 of Regulation S-K. Accordingly, we would expect to see the required reconciliation for each non-GAAP measure and a statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive in nature. Please confirm that you will revise your Form 8-K`s in future periods to provide all disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented, and provide us with a sample of your proposed disclosure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.


							Sincerely,



							Angela J. Crane
							Reviewing Accountant
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Mr. Ronald C. Foster
JDS Uniphase Corporation
February 1, 2005
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